UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 9th 2007 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL), announces the 1Q07 results. The following financial and operational information, unless otherwise indicated, is presented in a consolidated form and in accordance with company legislation. Comparisons are relative to 1Q06, unless otherwise stated.

CPFL ENERGIA ANNOUNCES NET INCOME OF R$ 473 MILLION IN 1Q07

1Q07 HIGHLIGHTS
  Net revenue of R$ 2.2 billion, 18.2% growth;
  EBITDA(1) of R$ 869 million, 32.8% increase;
  Net income of R$ 473 million in 1Q07, 54.3% growth;
  Growth of 14.6% in energy sales within the concession;
  Increase of 75.8% in average daily trading volume of CPFL Energia’s shares, rising to R$ 30.4 million compared to 2006, with the consequent listing on the Ibovespa Index; and
  Acquisition of 100% holding in CMS Energy Brasil S.A. (April 2007).

(1) EBITDA is calculated as net income before taxes, financial expenses, income, depreciation, amortization and pension fund contributions plus adjustments for extraordinary items and non-recurring transactions.

Teleconference in Portuguese with Simultaneous Translation in English (Bilingual Q&A)

• Thursday, May 10th 2007 – 15:00 (SP), 14:00 (US-ET)
Portuguese: (55-11) 2101-4848 - Code: CPFL or 578847
           English: (1-973) 935-8757 - Code: 8713064

• Webcast: www.cpfl.com.br/ri

1) SHAREHOLDING STRUCTURE1

CPFL Energia is a holding company with stock participations in other companies, whose results depend directly on the results of the controlled companies, the principal of which are: CPFL Paulista (100%), CPFL Piratininga (100%), CPFL Geração (100%) and CPFL Brasil (100%).

Note:	(1) Not considering the 100% acquisition of CMS Energy Brasil S.A., which is dependent on the assent of the regulatory authorities
(2) Market position: 27.08% free float + 0.01% others
(3) Indirect participation of 99.76% in RGE, through CPFL Serra Ltda.

1.1) Stockholding alterations

Acquisition of CMS Energy Brasil S.A.

CPFL Energia acquired on April 12th 2007, 100% stock of CMS Energy Brasil S.A. CMS is a holding company which operated through its controlled companies in the distribution, generation, commercialization and specialized electric power service segments. The distribution segment operated through four distributors – Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia, Companhia Jaguari de Energia and Companhia Luz e Força Mococa – which together distribute energy to approximately 180 thousand customers, in 18 municipalities of which 15 are located in the State of São Paulo and another three are in the State of Minas Gerais.

In 2006, CMS sold 1,243 GWh of energy, which generated net revenue of R$ 294 million, EBITDA of R$ 73 million and R$ 35 million in net income.

This acquisition, in the amount of US$ 211 million (equivalent to R$ 429 million), is aligned with the CPFL Energia strategy of consolidation, taking advantage of opportunities to add value to the electric power distribution, generation and commercialization segments. Chief among these is the distribution segment, whose synergy gain, coupled with continuous operating improvements will enable the group to attain superior results.

This operation is still pending approval by the regulatory authorities.

Share Unbundling in RGE

The first phase of the implementation of shareholder reorganization was approved at an Extraordinary General Meeting (EGM) called by CPFL Paulista, on March 14th, 2007, with a view to segregate stockholdings held by CPFL Paulista in RGE, in compliance with ANEEL Authoritative Resolution No. 305/05.

With the implementation of this first unbundling phase, the 99.76% stockholding in RGE is now held directly by CPFL Serra Ltda. (“CPFL Serra”), a holding company 100% controlled by CPFL Energia.

Incorporation of Semesa and CPFL Centrais Elétricas by CPFL Geração

As released to the market on March 14th, 2007, through a Relevant Fact, the holding company CPFL Geração incorporated its integral subsidiaries CPFL Centrais Elétricas and Semesa S.A.. The implementation of this reorganization simplify the current CPFL Geração shareholding structure and permit reductions in operating and administrative costs, especially those of a legal and regulatory nature.

2) THE STOCK MARKET

2.1) Share performance – 1Q07

CPFL Energia, currently with 27.08% free float, trades its shares in Brazil (Bovespa) and in New York (NYSE).

During 1Q07, CPFL Energia shares appreciated 1.7% on Bovespa and 8.4% on the NYSE, closing the quarter quoted at R$ 29.05 and US$ 42.30, respectively.

The average daily trading volume over the quarter was R$ 30.4 million, of which R$ 19.4 million was on Bovespa and R$ 10.9 million was on the NYSE. This represents an increase of 75.8% increase in the average daily volume of 2006. The number of transactions carried out increased 226.4% over the period, jumping from 208 per day to 679 per day in 1Q07.

2.2) Corporate Governance

The CPFL Energia Board of Directors is composed of seven members, of which one is an independent advisor. At an Ordinary General Meeting held on April 10th 2007, the new members of the Board of Directors were elected with a mandate for one year. At a board meeting held on April 25th, 2007, the President and Vice President were elected. Listed below are the seven effective members.

  Luiz Aníbal de Lima Fernandes (President)
  Cecília Mendes Garcez Siqueira (Vice President)
  Francisco Caprino Neto
  Martin Roberto Glogowsky
  Milton Luciano dos Santos
  Otávio Carneiro de Rezende
  Ana Dolores Moura Carneiro de Novaes (Independent Advisor)

The new model of Corporate Governance implanted in 2006 focused on streamlining the decision-making process. The attributions previously delegated to the former seven Advisory Committees by the Board of Directors were re-distributed to three new committees: the Management Process Committee, the Committee of Related Parties and the Committee of People Management.

The company is now integrated into the major indexes that list companies practicing Differentiated Governance, Sustainability and Corporate Responsibility, such as the index of Corporate Governance — IGC, the index of tag-along differentiated shares — ITAG and the index of Corporate Sustainability — ISE, of Bovespa.

3) DIVIDENDS – 2S06

On April 27th, 2007 dividend payments relating to 2H06 were distributed in the amount of R$ 722 million, the equivalent of R$ 1.50 per share. The half-yearly dividend yield of 2H06, calculated from the average share price of the period (R$ 28.25) is 5.3% . When the calculation is based on the closing price of the period (R$ 30.00), the dividend yield is 5.0% .

If we consider dividends relating to 1H06, the annual dividend yield of 2006, calculated from the average share price for the period (R$ 29.15) is 9.6% . When the calculation is based on the closing price of the period (R$ 30.00), the dividend yield is 9.8% .

4) ENERGY SALES

4.1) Total Energy Sales

Energy Sales - GWh
	1Q07	1Q06	Var.
Captive Market	8,552	7,542	13.4%
Free Market	1,817	2,419	-24.9%
Total	10,368	9,961	4.1%

During 1Q07, total sales of CPFL Group electric power, through the distribution and commercialization segments, amounted to 10,368 GWh, representing an increase of 4.1% . This result is due to the growth of 13.4% in sales to the captive market which partially compensates for the reduction in sales to the free market.

Sales to the captive market totaled 8,552 GWh, which represents an increase of 13.4%, due to natural growth within the CPFL Energia concession area, as well as the 32.7% acquisition of RGE and Santa Cruz. When considering only the natural growth, the increase in sales would have been only 3.3% .

Sales to the free market during 1Q07 reached 1,817 GWh, a reduction of 24.9%, due mainly to the reduction in the volume sold to CPFL Energia free customers.

4.1.1) Captive Market

Captive Market - GWh
	1Q07	1Q06	Var.
Residential	2,687	2,269	18.5%
Industrial	2,681	2,554	5.0%
Commercial	1,645	1,440	14.2%
Rural	545	409	33.4%
Others	993	870	14.1%
Total	8,552	7,542	13.4%

On the captive market the following classes registered growth: residential (18.5%), industrial (5.0%) and commercial (14.2%), although these increases were greatly influenced by the acquisitions of Santa Cruz and the 32.7% acquisition of RGE.

When discounting the effect of the acquisitions of RGE and Santa Cruz, we have the following evolution:

  Residential and commercial classes: increases of 9.8% and 6.4%, respectively, due to the expansion in employment, the rise earnings and ease of credit, which together with the favorable exchange rate has stimulated the acquisition of electric/electronic consumer goods

  Industrial class: reduction of 4.0%, mainly due to the migration of captive customers to the free market, however in lower intensity than in the previous quarters
4.1.2) Free Market

The reduction in sales to the free market is basically due to the reduction in volume of power sold to CPFL Energia free and bilateral customers, bearing in mind the maintenance of the customer base (83).

4.2) Sales in the Concession Area

Sales within the concession area totaled 11,152 GWh, an increase of 14.6%, mainly due to the acquisitions of RGE and Santa Cruz. Another contributing factor was the increase of 18.9% (413 GWh) in power transmitted to free customers located within the CPFL Energies concession area. Discounting the effect of the purchase of RGE and Santa Cruz the increase would have been 6.1% .

4.3) Sales by Consumer Class(1)

As a consequence of the above data, a change in the profile of sales to the captive market can be observed, demonstrated by the reduction in the industrial class percentage, which decreased from 33.9% to 31.4%, caused by lower growth than the average growth of the captive market. On the other hand the residential class participation increased from 30.1% to 31.4%, due to higher growth than the average growth of the captive market.

5) ECONOMIC-FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT	1Q07	1Q06	Var.
- CPFL ENERGIA (R$ Thousands)
GROSS OPERATING REVENUES	3,341,728	2,789,378	19.8%
Net Operating Revenues	2,153,194	1,821,806	18.2%
Cost of Electric Energy	(1,051,176)	(934,232)	12.5%
Operating Cost/Expenses	(315,056)	(309,008)	2.0%
Income from Electric Energy Services	786,962	578,566	36.0%

EBITDA	868,889	654,240	32.8%

Financial Income (Expense)	(107,046)	(81,988)	30.6%
Operating Income	679,916	496,578	36.9%
Income Before Taxes	677,077	495,037	36.8%

NET INCOME	472,928	306,488	54.3%

5.1) Operating Revenues

Gross operating revenues in 1Q07 was R$ 3,342 million, representing growth of 19.8% (R$ 552 million). Net operating revenue stood at R$ 2,153 million, the equivalent of 18.2% growth (R$ 331 million).

The principal contributing factors towards this evolution in net revenue were:

(i) Increase of 4.1% in total energy sales, due mainly to the growth of 13.4% in sales to the captive market, attributed to the acquisitions of RGE and Santa Cruz, and to the natural growth of 3.3% in sales in the concession area. This increase was partially offset by the reduction of 24.9% in sales to the free market

(ii) Distributor tariff readjustments: CPFL Paulista (April 2006: 10.83%), CPFL Piratininga (October 2006: 10.79%) and RGE (April 2006: 10.19%)

(iii) Increase of 29.0% (R$ 45 million) in TUSD revenue

5.2) Cost of Electric Energy

The cost of electric energy comprised of the purchase of energy for resale and charges for the use of the distribution and transmission systems totaled R$ 1,051 million in 1Q07, representing an increase of 12.5% (R$ 117 million):

• The cost of energy purchased for resale in 1Q07 was R$ 871 million, which represents an increase of 16.3% (R$ 122 million). The main contributing factors to this variation are:

(i) Increase of 16.1% (R$ 142 million) in the cost of purchased power in both the regulated and free contracting ambient

(ii) Non-occurrence in 1Q06 of the ratification relating to the recalculation of the energy cost of 2005/2006 IRT, applied in 1Q07, which represented a cost increase of R$ 99 million.

(iii) Non-occurrence in 1Q07 of the Pis/Cofins tax rebate to the generators which occurred in 1Q06, representing a cost increase of R$ 31 million

The increase in the cost of energy purchased for resale was partially offset by the following factors:

(i) Increase of 348.6% in the amount relating to the net effect of the amortization and deferral of CVA which implies a cost reduction of R$ 111 million. This impact is due mainly to the recalculation of 2005/2006 IRT, as commented previously

(ii) Reduction in the item, Power Surplus and Shortage, which represented a cost of R$ 7 million in 1Q06, but in 1Q07 has turned into a revenue of R$ 20 million

• Charges for the use of the distribution and transmission systems were R$ 180 million in 1Q07, a reduction of 2.9% (R$ 5 million), basically due to the reduction of R$ 42 million in the amount relating to the net effect of the amortization and deferral of CVA. This impact is also due mainly to the recalculation of 2005/2006 IRT

5.3) Operating Costs

Operating costs were R$ 315 million in 1Q07, registering an increase of 2.0% (R$ 6 million). This growth was mainly attributed to the following factors:

(i) PMSO item, which registered a reduction of 0.7% (R$ 2 million), due to the following factors:

• Personnel costs which registered a reduction of 9.5% (R$ 10 million), due mainly to the non-occurrence in 1Q07 of spending on the Retirement Incentive Program, registered in February 2006, in the amount of R$ 17 million

• Outsourced service expenses which registered an increase of 8.0% (R$ 6 million), mainly due to the acquisitions of 32.7% of RGE and Santa Cruz

• Expenses with other operating costs which increased 6.9% (R$ 3 million), due mainly to the operational start-up of the Campos Novos Hydroelectric plant (Enercan) and the acquisition of 32.7% of RGE

Note: PMSO considers Personnel, Material, Outsourced Services and Others

(ii) Depreciation and Amortization item, which registered an increase of 16.7% (R$ 13 million), due mainly to the acquisition of 32.7% of RGE and the incorporation of Semesa and CPFL Centrais Elétricas by CPFL Geração

(iii) Private Pension Fund item, which represented revenue of R$ 2 million in 1Q06, in 1Q07 represented revenue of R$ 13 million, due basically to the impacts in the expected real returns over the plan assets, as defined in the Actuarial Report from December 2006

5.4) EBITDA

Based on the factors described above, CPFL Energia EBITDA in 1Q07, was R$ 869 million, registering an increase of 32.8% (R$ 215 million).

5.5) Financial Result

In 1Q07, the financial result, or as in this case the net financial expense, was R$ 107 million, representing an increase of 30.6% (R$ 25 million) compared to the result of R$ 82 million in 1Q06. The items that can explain this variation are:

(i) Financial Revenues: a reduction of 29.2% (R$ 42 million), falling from R$ 144 million in 1Q06 to R$ 102 million in 1Q07, due mainly to:

• Reduction in earnings from financial investments (R$ 23 million), due to the lowers in cash availabilities and interest rate (Selic)

• Reduction in RTE remuneration (R$ 15 million) and also in remuneration from CVA and “Parcel A” (R$ 5 million)

(ii) Financial Expenses: a decrease of 7.5% (R$ 17 million), falling from R$ 226 million in 1Q06 to R$ 209 million in 1Q07, due mainly to:

• Reduction in debt charges (R$ 16 million), justified by the change in debt profile together with the reduction in CDI and TJLP interest rates

5.6) Taxes on Income

Taxes on income in 1Q07 presented an increase of 13.1% (R$ 24 million), being this lower than the increase of the Income before Taxes on Income, due the acknowledgement of the fiscal credit by CPFL Geração, in the amount of R$ 40 million (as detailed in the item 9.3, “Generation Segment”).

5.7) Net Income

Net income in 1Q07 was R$ 473 million, representing an increase of 54.3% (R$ 166 million).

6) INDEBTEDNESS

CPFL Energia total indebtedness was R$ 5,190 million in 1Q07, an increase of 2.9% compared to 1Q06. Although the debt has increased in nominal terms its cost has decreased from 13.8% p.a. in 1Q06 to 12.0% p.a. in 1Q07, due to the reduction in the interest rate (Selic) (from 17.2% p.a. to 12.9% p.a.) and in the TJLP (from 9.0% p.a. to 6.5% p.a.) during the period.

The increase in debt is mainly due to the net effect of the incorporation of the RGE debt installment, resulting from the acquisition of 32.7% holding, equivalent to the amount of R$ 222 million.

The following factors also contributed to the variation in the debt balance:

(i) Liquidation of Floating Rate Notes (R$ 232 million) and the 1st emission of CPFL Paulista debentures (R$ 805 million)

(ii) Funding carried out in compliance with the BACEN Resolution nº 2770 by CPFL Energia, Nova 4 (holding company 100% controlled by CPFL Energia, vehicle used in Santa Cruz acquisition), CPFL Paulista, CPFL Piratininga and CPFL Geração (R$ 816 million); emission of debentures by CPFL Paulista (R$ 640 million); and release of funds by BNDES for CPFL Paulista, CPFL Piratininga, RGE and generation projects (R$ 345 million)

As a consequence of funding operations and realized amortizations, a change in financial debt profile can be observed, demonstrated by the increase in debts linked to CDI (from 27% to 43%) and to TJLP (from 29% to 30%), and by the reduction in debt linked to IGP-M/IGP-DI (from 38% to 21%).

LOANS AND FINANCINGS - 1Q07 (R$ Thousands)
		PRINCIPAL
	CHARGES	SHORT TERM	LONG TERM	TOTAL

LOCAL CURRENCY
BNDES - Repowering	170	4,408	23,618	28,196
BNDES - Investment	3,158	205,742	1,219,127	1,428,027
BNDES - RTE, Parcel "A" and Free Energy	291	341,877	50,572	392,740
Furnas Centrais Elétricas S.A.	-	-	131,424	131,424
Financial Institutions	25,484	150,775	144,890	321,149
Others	656	31,032	21,591	53,279
Subtotal	29,759	733,834	1,591,222	2,354,815

FOREIGN CURRENCY
IDB	812	3,453	71,474	75,739
Financial Institutions	15,679	167,785	549,459	732,923
Subtotal	16,491	171,238	620,933	808,662

DEBENTURES
CPFL Paulista	40,992	-	905,381	946,373
CPFL Piratininga	12,395	-	400,000	412,395
RGE	17,086	-	230,000	247,086
SEMESA	11,848	136,415	230,622	378,885
BAESA	4,208	-	37,872	42,080
Subtotal	86,529	136,415	1,803,875	2,026,819
TOTAL	132,779	1,041,487	4,016,030	5,190,296

Regarding CPFL Energia’s financial debt, it is important to emphasize that R$ 4,016 million, or 77.4% of the total, is considered long term and R$ 1,174 million, or 22.6% of the total, is considered short term.

R$ Thousands	1Q07	1Q06	Var.

Total Debt (1)	(6,085,863)	(6,011,827)	1.2%
(+)Regulatory Assets (Liabilities)	942,020	1,278,319	-26.3%
(+)Available Funds	1,028,907	1,301,951	-21.0%

(=)ADJUSTED NET DEBT	(4,114,936)	(3,431,557)	19.9%

(1) Financial Debt + Derivatives + Private Pension Fund (Fundação CESP)

In 1Q07, adjusted net debt was 19.9% higher, which is a resultant of the total debt, excluding regulatory assets and cash availabilities, reaching a total of R$ 4,115 million. The main contributing factors towards this increase in adjusted net debt were:

(i) Increase of 1.2% (R$ 74 million) in Total Debt, due mainly to the following variations:

• Increase of 2.9% (R$ 145 million) in the financial debt

• Reduction of 7.7% (R$ 69 million) in the private pension fund debt

(ii) Reduction of 26.3% (R$ 336 million) in the regulatory asset

(iii) Reduction of 21.0% (R$ 273 million) in the cash availabilities

It is important to emphasize that the Debt/EBITDA ratio decreased to 1.4x.

7) INVESTMENTS

In 1Q07, investments of R$ 237 million were made in maintenance and business expansion of which R$ 155 million was channeled to distribution R$ 0.3 million to commercialization and R$ 82 million to generation.

Among the main investments made by CPFL Energia in 1Q07, we highlight the following:

  Distribution Segment: investments were made in the expansion of the electricity system to attend the growth in the consumer market. Investments were also channeled to maintenance and improvements in the electric system, operational infra-structure, operational support systems and research and development
  Commercialization Segment: improvements in management systems and risk portfolio
  Generation Segment: investments were mainly focused on construction projects – The Ceran Complex (Castro Alves and 14 de Julho hydroelectric facilities) and the Foz do Chapecó hydroelectric facility –, and also Campos Novos hydroelectric facility (concluded in February 2007)

8) CASH FLOW

The table below shows the cash evolution in 1Q07:

Consolidated

03/31/2007

Initial Cash Balance	540,364
Net Income	472,928

Consumers, Concessionaries and Licensees	45,268
Suppliers	(90,487)
Cash Investments	(216,869)
Depreciation and Amortization	131,726
Others	51,889

(78,473)
Investment Activities
Acquisition of Property, Plant and Equipment	(236,872)
Others	32,309

(204,563)
Financing Activities
Loans, Financing and Debentures	159,428
Principal Amortization of Loans, Financing and Debentures	(167,455)
Others	(77)

(8,104)

Generation of Cash Flow for the Period	181,788

Final Cash Balance	722,152

The cash flow at 1Q07 closing stood at R$ 722 million, an increase of 33.6% (R$ 182 million) compared to the initial cash balance.

Besides cash generated by company operations, the following factors also contributed towards cash flow fluctuations:

(i)	The cash used in operating activities, in the amount of R$ 78 million

(ii)	Acquisition of property, plant and equipment in the amount of R$ 237 million (already presented in the item 7, “Investments”)

(iii)	Amortization of loan, financing and debenture principal which surpassed funding by R$ 8 million

9) PERFORMANCE OF BUSINESS SEGMENTS

9.1) Distribution segment

CONSOLIDATED INCOME STATEMENT	1Q07	1Q06	Var.
- DISTRIBUTION (R$ Thousands)
GROSS OPERATING REVENUES	3,111,278	2,561,311	21.5%
Net Operating Revenues	1,960,083	1,601,679	22.4%
Cost of Electric Energy	(1,120,130)	(945,688)	18.4%
Operating Cost/Expenses	(269,054)	(275,013)	-2.2%
Income from Electric Energy Services	570,899	380,978	49.9%

EBITDA	635,336	446,387	42.3%

Financial Income (Expense)	(38,860)	(52,191)	-25.5%
Operating Income	532,039	328,787	61.8%
Income Before Taxes	527,717	327,246	61.3%

NET INCOME	348,195	203,173	71.4%

Operating revenue

In 1Q07, gross operating revenues was R$ 3,111 million, an increase of 21.5% (R$ 550 million), whereas net operation revenues was R$ 1,960 million, an increase of 22.4% (R$ 358 million).

The main contributing factors toward this evolution of net revenue were:

(i) Increase in energy sales to captive costumers of 13.4%, due to the acquisitions of RGE and Santa Cruz and to the natural growth of 3.3% in sales in the concession area

(ii) Readjustment of distributor tariffs: CPFL Paulista (April 2006: 10.83%), CPFL Piratininga (October 2006: 10.79%) and RGE (April 2006: 10.19%)

(iii) Increase in TUSD revenue of 29.0% (R$ 45 million)

Cost of Electric Energy

The cost of electric energy consisting of the purchase of energy for resale and charges for the use of distribution and transmission systems totaled R$ 1,120 million in 1Q07, an increase of 18.4% (R$ 174 million):

• The cost of purchased energy for resale in 1Q07 was R$ 944 million, an increase of 23.9% (R$ 182 million). The main explanatory factors for this variation are:

(i) Increase of 22.8% (R$ 205 million) in the cost of purchased energy in both the regulated and free contracting ambient

(ii) Non-occurrence in 1Q06 of the ratification relating to the recalculation of the energy cost of 2005/2006 IRT, which occurred in 1Q07, which signified a cost increase of R$ 99 million

(iii) Non-occurrence in 1Q07 of the Pis/Cofins tax rebate to the generators, which did occur in 1Q06, resulting in a cost increase of R$ 33 million

The increase in the cost of purchased energy for resale was partially offset by the following factors:

(i) Increase of 348.6% in the amount relating to the net effect of the amortization and deferral of the CVA which implies a cost reduction of R$ 111 million. This impact is due mainly to the recalculation of 2005/2006 IRT, as commented previously

(ii) Reduction in the item, Power Surplus and Shortage, which represented a cost of R$ 7 million in 1Q06, but in 1Q07 has turned into a revenue of R$ 20 million

• Charges for the use of the distribution and transmission systems were R$ 176 million in 1Q07, a decrease of 4.2% (R$ 8 million), due basically to the reduction of R$ 42 million in the amount relating to the net effect of the amortization and deferral of CVA. This impact is also due mainly to the recalculation of 2005/2006 IRT

Operating Costs

Operating costs were R$ 269 million in 1Q07, registering a reduction of 2.2% (R$ 6 million). This decrease was mainly attributed to the following factors:

(i) PMSO item, which registered a reduction of 3.7% (R$ 8 million), due to the following factors:

• Personnel costs which registered a reduction of 11.7% (R$ 12 million), due mainly to the non-occurrence in 1Q07 of spending on the Retirement Incentive Program, registered in February 2006, in the amount of R$ 17 million

• Outsourced service expenses which registered an increase of 6.1% (R$ 3 million), mainly due to the acquisition of 32.7% of RGE

Note: PMSO considers Personnel, Material, Outsourced Services and Others

(ii) Depreciation and Amortization item, which registered an increase of 15.5% (R$ 10 million), due mainly to the acquisitions of 32.7% of RGE and Santa Cruz

(iii) Private Pension Fund item, which represented revenue of R$ 2 million in 1Q06, in 1Q07 represents revenue of R$ 12 million, due basically to the impacts in the expected real returns over the plan assets, as defined in the Actuarial Report from December 2006

EBITDA

Based on the above factors, EBITDA, in 1Q07, was R$ 635 million, registering an increase of 42.3% (R$ 189 million).

Financial Result

In 1Q07, the financial result, or as in this case the net financial expense, was R$ 39 million, showing a reduction of 25.5% (R$ 13 million) compared to R$ 52 million in 1Q06. Contributing factors to this variation are:

(i) Financial Revenues: decrease of 20.0% (R$ 22 million), dropping from R$ 108 million in 1Q06 to R$ 86 million in 1Q07, due mainly to:

•	Drop in earnings from financial investments (R$ 7 million), due mainly to the reductions in cash availabilities and interest rate (Selic)

•	Decrease in RTE remuneration (R$ 15 million) and also in remuneration from CVA and “Parcel A” (R$ 5 million)

(ii) Financial Expenses: a reduction of 21.8% (R$ 35 million), dropping from R$ 160 million in 1Q06 to R$ 125 million in 1Q07, due mainly to:

•	Decrease in debt charges (R$ 21 million), resulting from the change in debt profile, combined with the fall in CDI and TJLP interest rates over the period

•	Reductions from monetary and exchange rate revisions (R$ 6 million)

Net Income

Net income in 1Q07 was R$ 348 million representing an increase of 71.4% (R$ 145 million).

Economic-Financial Performance by Distributor

Described below is the economic-financial performance of each distributor (in R$ thousands), considering only those with open capital:

	CPFL Paulista			CPFL Piratininga			RGE
	1Q07	1Q06	Var.	1Q07	1Q06	Var.	1Q07	1Q06(1)	Var.
Net Revenues	1,028,995	934,831	10.1%	494,762	428,299	15.5%	391,755	356,708	9.8%
EBITDA	371,250	270,382	37.3%	154,892	124,390	24.5%	98,003	76,959	27.3%
Net Income	213,417	141,806	50.5%	89,012	63,721	39.7%	38,918	23,579	65.1%

Note: (1) Considers 100% of RGE

CPFL Paulista and RGE Tariff readjustments

The CPFL Paulista electric power tariff rates were readjusted by an average of 7.06% on April 8th, 2007, although the customer perception in the electric energy bills is 3.71% . The power supply readjustment was applied in differentiated form for each consumer class. For residential and small scale commercial customers connected to low-voltage (less than 2.3 kV), the average rate was 3.48% . For high-voltage consumers, which include large and medium sized industries, the average readjustment was 4.02% . The readjustment applies to all the CPFL Paulista market of 3.3 million customers.

At RGE, the average readjustment of 6.05% was applied on April 19th, 2007, although the customer perception in the electric energy bills is 1.07% . For low-voltage consumers a fixed rate of 0.20% was applied, and for high tension customers the rate was fixed at 2.16% . The readjustment applied to all the RGE market of 1.1 million customers.

9.2) Commercialization Segment

CONSOLIDATED INCOME STATEMENT	1Q07	1Q06	Var.
- CPFL BRASIL (R$ Thousands)
GROSS OPERATING REVENUES	448,434	449,958	-0.3%
Net Operating Revenues	386,723	390,369	-0.9%

EBITDA	113,188	100,247	12.9%

NET INCOME	75,835	68,350	11.0%

Operational Revenue

In 1Q07, gross revenue was R$ 448 million, a reduction of 0.3% (R$ 2 million). This decrease is mostly due to the 24.9% fall in sales volume.

EBITDA

In 1Q07, EBITDA was R$ 113 million, an increase of 12.9% (R$ 13 million).

Net Income

Net Income in 1Q07 was R$ 76 million, an increase of 11.0% (R$ 7 million).

9.3) Generating Segment

CONSOLIDATED INCOME STATEMENT	1Q07	1Q06	Var.
- GENERATION (R$ Thousands)
GROSS OPERATING REVENUES	157,056	107,692	45.8%
Net Operating Revenues	146,829	127,548	15.1%
Cost of Electric Energy	(5,047)	(3,328)	51.7%
Operating Cost/Expenses	(32,693)	(23,783)	37.5%
Income from Electric Energy Services	109,089	100,437	8.6%

EBITDA	124,524	110,666	12.5%

Financial Income (Expense)	(34,876)	(29,375)	18.7%
Operating Income	74,213	71,062	4.4%
Income Before Taxes	73,833	71,062	3.9%

NET INCOME	88,700	44,963	97.3%

Operating Revenue

In 1Q07, gross revenues was R$ 157 million, an increase of 45.8% (R$ 49 million). This increase is mainly due to: (i) the operational start-up of the Campos Novos hydroelectric facility (Enercan) in February 2007, which contributed R$ 24 million and 169 GWh, and (ii) an increase of 29.6% (R$ 17 million) in the supply of electric energy from the Serra da Mesa hydroelectric facility (Semesa), due to the tariff readjustment tied to IGP-M.

Cost of Electric Energy

The cost of electric energy service in 1Q07 was R$ 5 million, an increase of 51.7% (R$ 2 million), which is basically due to start of Enercan operations.

Operating Costs

Operating costs in 1Q07 reached R$ 33 million, representing an increase of 37.5% (R$ 9 million). This increase is basically due to: (i) the increase of 130.4% (R$ 3 million) in expenditure on other operating costs, due mainly to the start of Enercan operations; and (ii) the increase of 56.1% (R$ 6 million) in the item, Depreciation and Amortization, mainly a consequence of the incorporation of the controlled company Semesa by CPFL Geração (incorporation premium).

EBITDA

Based on the factors described above, EBITDA, in 1Q07, reached R$ 125 million, an increase of 12.5% (R$ 14 million).

Financial Result

In 1Q07, the financial result was negative by R$ 35 million, which represents an increase of 18.7% (R$ 6 million), mainly due to the fall of 55.0% (R$ 6 million) in financial revenue, due mainly to the reductions of R$ 3 million in the item fiscal credit update (resulting from the incorporation of Semesa) and of R$ 2 million in earnings from financial investments.

Taxes on Income

Taxes on Income in 1Q07 rendered a rebate of R$ 15 million, compared to an outlay of R$ 26 million in 1Q06, signifying a gain of R$ 41 million, basically due to the acknowledgement in 1Q07 of the fiscal credit of income tax paid on the incorporation premium relating to the acquisition of Semesa in the amount of R$ 40 million.

Net Income

Net income in 1Q07 was R$ 89 million, an increase of 97.3% (R$ 44 million).

Status of Generation Projects

Campos Novos Hydroelectric Facility (Enercan)

The first generating unit of the Campos Novos Hydroelectric Plant went into operation on February 3rd 2007. The unit is responsible for 91% (342 medianMW) of the plant’s secured power. The second generating unit went into commercial operation on February 17th, 2007, being responsibly by the remaining 9% of the facility secured energy. The participation of CPFL in the project is 48.72%, which represents installed capacity and secured energy of 428.8 MW and 184.1 medianMW, respectively.

Foz do Chapecó Hydroelectric Facility

The Foz do Chapecó Hydroelectric Facility has been under construction since December 2006, and the forecast for operational start-up is 2010. The participation of CPFL in the project is 51%, which represents installed capacity and secured energy of 436.1 MW and 220.3 medianMW, respectively.

Investor Relations

Phone: 55-19-3756-6083

Facsimile: 55-19-3756-6089

E-mail: ri@cpfl.com.br

Website: www.cpfl.com.br/ri

CPFL Energia is the largest publicly-held group in the Brazilian electric sector, active in the distribution, commercialization and generation of electric power. CPFL is the only company in the Brazilian electric sector to simultaneously trade shares on the Novo Mercado – Bovespa and on the New York Stock Exchange with ADR’s level III. The company strategy is focused on operational efficiency and synergic business growth, together with financial discipline, social responsibility and differentiated corporate governance.

Statement of Assets – CPFL Energia
(R$ thousands)

	Consolidated

ASSETS	03/31/07	12/31/06

CURRENT ASSETS
Cash and Banks	1,028,907	630,250
Consumers, Concessionaries and Licensees	2,120,338	2,124,968
Dividends and Interest on Equity	-	16,755
Financial Investments	29,143	28,615
Recoverable Taxes	126,305	170,953
Allowance for Doubtful Accounts	(102,807)	(99,609)
Prepaid Expenses	259,948	191,239
Deferred Taxes	170,247	188,942
Materials and Supplies	20,540	16,008
Deferred Tariff Cost Variations	542,681	334,353
Other Credits	109,853	93,254

	4,305,155	3,695,728
NONCURRENT ASSETS
Consumers, Concessionaries and Licensees	149,370	165,183
Depósitos Judiciais	92,518	81,846
Financial Investments	102,043	103,901
Recoverable Taxes	96,154	103,049
Prepaid Expenses	23,722	28,769
Deferred Taxes	914,046	908,605
Deferred Tariff Cost Variations	406,113	512,678
Other Credits	123,808	142,057

	1,907,774	2,046,088
PERMANENT ASSETS
Investments	2,782,875	3,092,648
Property, Plant and Equipment	6,372,469	5,953,930
Special Obbligation Linked to Concession	(816,277)	(791,387)
Deferred Charges	50,199	51,774

	8,389,266	8,306,965

TOTAL ASSETS	14,602,195	14,048,781

Statement of Liabilities – CPFL Energia
(R$ thousands)

	Consolidated

LIABILITIES	03/31/07	12/31/06

CURRENT LIABILITIES
Suppliers	767,982	854,161
Accrued Interest on Debts	16,453	29,859
Accrued Interest on Debentures	86,529	66,178
Loans and Financing	905,072	658,116
Debentures	136,415	159,252
Employee Pension Plans	83,623	86,715
Regulatory Charges	66,768	105,013
Taxes and Social Contributions	551,844	522,758
Dividends and Interest on Equity	732,444	732,518
Accrued Liabilities	35,861	53,998
Deferred Tariff Gains Variations	257,325	162,350
Derivative Contracts	22,772	50,664
Other Accounts Payable	458,536	303,693

	4,121,624	3,785,275
LONG-TERM LIABILITIES
Accrued Interest on Debts	29,797	2,550
Loans and Financing	2,212,155	2,472,998
Debentures	1,803,875	1,779,445
Employee Pension Plans	741,469	773,646
Taxes and Social Contribution Payable	16,846	39,741
Reserve for Contingencies	96,355	103,711
Deferred Tariff Gains Variations	51,641	71,069
Derivative Contracts	47,703	24,094
Other Accounts Payable	139,397	127,941

	5,139,238	5,395,195

NON-CONTROLLING SHAREHOLDERS' INTEREST	2,128	2,034

SHAREHOLDERS EQUITY
Capital	4,734,790	4,734,790
Capital Reserves	16	16
Profit Reserves	131,471	131,471
Retained Earnings	472,928	-

	5,339,205	4,866,277

TOTAL LIABILITIES	14,602,195	14,048,781

Income Statement – CPFL Energia
(R$ thousands)

	Consolidated		Variation
	1Q07	1Q06

OPERATING REVENUES
Eletricity Sales to Final Consumers	2,991,945	2,489,073	502,872	20.20%
Eletricity Sales to Distributors	131,602	116,095	15,507	13.36%
Other Operating Revenues	218,181	184,210	33,971	18.44%

	3,341,728	2,789,378	552,350	19.80%

DEDUCTIONS FROM OPERATING REVENUES	(1,188,534)	(967,572)	(220,962)	22.84%

NET OPERATING REVENUES	2,153,194	1,821,806	331,388	18.19%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(871,183)	(748,863)	(122,320)	16.33%

Eletricity Network Usage Charges	(179,993)	(185,369)	5,376	-2.90%

	(1,051,176)	(934,232)	(116,944)	12.52%

Operating Costs/Expenses
Personnel	(97,275)	(107,533)	10,258	-9.54%
Material	(11,046)	(10,960)	(86)	0.78%
Outsourced Services	(74,185)	(68,670)	(5,515)	8.03%
Other Operating Costs	(47,690)	(44,630)	(3,060)	6.86%
Employee Pension Plans	12,583	1,838	10,745	584.60%
Depreciation and Amortization	(89,279)	(76,534)	(12,745)	16.65%
Merged Goodwill Amortization	(8,164)	(2,519)	(5,645)	224.10%

	(315,056)	(309,008)	(6,048)	1.96%

EBITDA	868,889	654,240	214,649	32.81%

INCOME FROM ELETRIC ENERGY SERVICE	786,962	578,566	208,396	36.02%

FINANCIAL INCOME (EXPENSE)
Financial Income	102,144	144,207	(42,063)	-29.17%
Financial Expenses	(209,190)	(226,195)	17,005	-7.52%
Interest on Equity	-	-	-

	(107,046)	(81,988)	(25,058)	30.56%

OPERATING INCOME	679,916	496,578	183,338	36.92%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	3,305	859	2,446	284.75%
Nonoperating Expenses	(6,144)	(2,400)	(3,744)	156.00%

	(2,839)	(1,541)	(1,298)	84.23%

INCOME BEFORE TAXES ON INCOME	677,077	495,037	182,040	36.77%

Social Contribution	(64,968)	(47,274)	(17,694)	37.43%
Income Tax	(139,087)	(133,136)	(5,951)	4.47%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	473,022	314,627	158,395	50.34%

Non-Controlling Shareholders' Interest	(94)	-	(94)	-100.00%
Extraordinary Item net of Tax Effects	-	(8,139)	8,139	100.00%
Reversal of Interest on Equity	-	-	-

NET INCOME (EXPENSE)	472,928	306,488	166,440	54.31%

Income Statement - Consolidated (Pro-forma)
(R$ thousands)

	Consolidated		Variation
	1Q07	1Q06

OPERATING REVENUES
Eletricity Sales to Final Consumers	2,873,847	2,380,478	493,369	20.73%
Eletricity Sales to Distributors	21,307	1,221	20,086	1645.05%
Other Operating Revenues	216,124	179,612	36,512	20.33%

	3,111,278	2,561,311	549,967	21.47%

DEDUCTIONS FROM OPERATING REVENUES	(1,151,195)	(959,632)	(191,563)	19.96%

NET OPERATING REVENUES	1,960,083	1,601,679	358,404	22.38%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(943,889)	(761,814)	(182,075)	23.90%

Eletricity Network Usage Charges	(176,241)	(183,874)	7,633	-4.15%

	(1,120,130)	(945,688)	(174,442)	18.45%

Operating Costs/Expenses
Personnel	(88,139)	(99,778)	11,639	-11.66%
Material	(10,462)	(9,816)	(646)	6.58%
Outsourced Services	(61,008)	(57,516)	(3,492)	6.07%
Other Operating Costs	(40,686)	(40,953)	267	-0.65%
Employee Pension Plans	12,354	1,791	10,563	589.78%
Depreciation and Amortization	(76,488)	(66,222)	(10,266)	15.50%
Merged Goodwill Amortization	(4,625)	(2,519)	(2,106)	83.60%

	(269,054)	(275,013)	5,959	-2.17%

EBITDA	635,336	446,387	188,949	42.33%

INCOME FROM ELETRIC ENERGY SERVICE	570,899	380,978	189,921	49.85%

FINANCIAL INCOME (EXPENSE)
Financial Income	86,319	107,937	(21,618)	-20.03%
Financial Expenses	(125,179)	(160,128)	34,949	-21.83%
Interest on Equity	-	-	-

	(38,860)	(52,191)	13,331	-25.54%

OPERATING INCOME	532,039	328,787	203,252	61.82%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	1,438	859	579	67.40%
Nonoperating Expenses	(5,760)	(2,400)	(3,360)	140.00%

	(4,322)	(1,541)	(2,781)	180.47%

INCOME BEFORE TAXES ON INCOME	527,717	327,246	200,471	61.26%

Social Contribution	(47,886)	(30,569)	(17,317)	56.65%
Income Tax	(131,636)	(85,426)	(46,210)	54.09%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	348,195	211,251	136,944	64.83%

Non-Controlling Shareholders' Interest	-	-	-
Extraordinary Item net of Tax Effects	-	(8,078)	8,078	100.00%
Reversal of Interest on Equity	-	-	-

NET INCOME (EXPENSE)	348,195	203,173	145,022	71.38%

Income Statement – CPFL Geração
(R$ thousands)

	Consolidated		Variation
	1Q07	1Q06

OPERATING REVENUES
Eletricity Sales to Final Consumers	971	55	916	1665.45%
Eletricity Sales to Distributors	156,601	106,189	50,412	47.47%
Other Operating Revenues	(516)	1,448	(1,964)	-135.64%

	157,056	107,692	49,364	45.84%

DEDUCTIONS FROM OPERATING REVENUES	(10,227)	19,856	(30,083)	-151.51%

NET OPERATING REVENUES	146,829	127,548	19,281	15.12%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(556)	(1,353)	797	-58.91%

Eletricity Network Usage Charges	(4,491)	(1,975)	(2,516)	127.39%

	(5,047)	(3,328)	(1,719)	51.65%

Operating Costs/Expenses
Personnel	(5,017)	(5,026)	9	-0.18%
Material	(386)	(393)	7	-1.78%
Outsourced Services	(5,981)	(5,750)	(231)	4.02%
Other Operating Costs	(5,494)	(2,385)	(3,109)	130.36%
Employee Pension Plans	229	47	182	387.23%
Depreciation and Amortization	(16,044)	(10,276)	(5,768)	56.13%
Merged Goodwill Amortization	-	-	-

	(32,693)	(23,783)	(8,910)	37.46%

EBITDA	124,524	110,666	13,858	12.52%

INCOME FROM ELETRIC ENERGY SERVICE	109,089	100,437	8,652	8.61%

FINANCIAL INCOME (EXPENSE)
Financial Income	4,713	10,473	(5,760)	-55.00%
Financial Expenses	(39,589)	(39,848)	259	-0.65%
Interest on Equity	-	-	-

	(34,876)	(29,375)	(5,501)	18.73%

OPERATING INCOME	74,213	71,062	3,151	4.43%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	4	-	4	100.00%
Nonoperating Expenses	(384)	-	(384)	-100.00%

	(380)	-	(380)	-100.00%

INCOME BEFORE TAXES ON INCOME	73,833	71,062	2,771	3.90%

Social Contribution	(6,799)	(6,868)	69	-1.00%
Income Tax	21,666	(19,170)	40,836	-213.02%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	88,700	45,024	43,676	97.01%

Non-Controlling Shareholders' Interest	-	-	-
Extraordinary Item net of Tax Effects	-	(61)	61	-100.00%
Reversal of Interest on Equity	-	-	-

NET INCOME (EXPENSE)	88,700	44,963	43,737	97.27%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.